

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 22, 2022

Jorge P. Newbery
Chief Executive Officer
Skid Row AHP LLC
440 S. LaSalle Street, Suite 1110
Chicago, IL 60605

>   **Re: Skid Row AHP LLC**
>   **Offering Statement on Form 1-A**
>   **Filed July 13, 2022**
>   **File No. 024-11934**

Dear Mr. Newbery:

   We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Statement on Form 1-A

General

1.   We note your response to prior comment 1. Consistent with the revisions made throughout your offering circular, please update Item 4 of Part 1 to reflect that the number of securities being offered is 75,000 and not 150,000, or advise.

Securities Being Offered
Distributions, page 17

2.   We note your response to prior comment 3 and reissue in part. We note that distributions will first be paid to investors until they have received a compounded annual return of 7% on their invested capital and then to investors until they have received all of their invested capital. Please revise this section to provide specific examples and calculations to demonstrate how this will operate on an annual basis as we believe it would be helpful to

Jorge P. Newbery
Skid Row AHP LLC
July 22, 2022
Page 2

investors. In addition, please revise your summary disclosure to clarify that the shares will be cancelled once the 7% annual return has been paid and the initial investment has been repaid.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact John Stickel at 202-551-3324 or Eric Envall at 202-551-3234 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Finance